UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1):

[ ]	Merger

[X]	Liquidation

[ ]	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Stone Ridge Longevity Risk Premium Fixed Income Fund 69M (the “Fund”), a series of the registrant, Stone Ridge Longevity Risk Premium Fixed Income Trust 69M (the “Trust”)[1]

3.	Securities and Exchange Commission File No.: 811-23523

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X]  Initial Application     [ ]   Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

Stone Ridge Longevity Risk Premium Fixed Income Trust 69M

One Vanderbilt Avenue, 65th Floor

New York, New York 10017

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Lizzie Gomez

One Vanderbilt Avenue, 65th Floor

New York, New York 10017

212-257-1493

lizzie.gomez@stoneridgeam.com

[1]	The Fund and Trust’s name was changed on August 18, 2023, to LifeX Income Closed-End Fund 1954M and LifeX Income Trust 1954M, respectively, but no subsequent SEC filings were made using the new name.

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

1.	Stone Ridge Longevity Risk Premium Fixed Income Trust 69M

One Vanderbilt Avenue, 65th Floor

New York, NY 10017

212-257-4750

2.	Stone Ridge Asset Management LLC

One Vanderbilt Avenue, 65th Floor

New York, NY 10017

212-257-4750

3.	US Bank N.A.

1555 N. River Center Drive, Suite 302

Milwaukee, Wisconsin 53212

414-765-6618

4.	U.S. Bancorp Fund Services, LLC

615 East Michigan Street

Milwaukee, Wisconsin 53202

414-765-6618

5.	Simpson Thacher & Bartlett LLP

900 G Street, NW

Washington, DC 20001

212-455-2000

8.	Classification of fund (check only one):

[X]	Management company;

[ ]	Unit investment trust; or

[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[ ]  Open-end     [X]  Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Stone Ridge Asset Management LLC

One Vanderbilt Avenue, 65th Floor

New York, New York 10017

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

ALPS Distributors, Inc.

1290 Broadway, Suite 1000

Denver, Colorado 80203

Flourish Financial LLC (formerly known as Stone Ridge Securities LLC)

2 Park Avenue, 11th Floor

New York, NY 10016

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ] Yes [X] No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15. (a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes [ ] No

If Yes, state the date on which the board vote took place: April 25, 2024

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ] Yes [X] No

If Yes, state the date on which the shareholder vote took place:

If No, explain: The Trust was liquidated by the Board of Trustees in accordance with the Trust’s governing documents. Shareholder approval was not required. The Trust’s investment adviser, Stone Ridge Asset Management LLC, was the sole shareholder of the Trust.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes    [ ] No

(a)	If Yes, list the date(s) on which the fund made those distributions: April 26, 2024

(b)	Were the distributions made on the basis of net assets?

[X] Yes    [ ] No

(c)	Were the distributions made pro rata based on share ownership?

[X] Yes    [ ] No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in-kind?

[ ] Yes    [X] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

[ ] Yes    [X] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

[X] Yes    [ ] No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ] Yes     [X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

[ ] Yes    [X] No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

[ ] Yes    [ ] No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ] Yes    [X] No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22. (a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $500

(ii)	Accounting expenses: $0

(iii)	Other expenses (list and identify separately): $0

(iv)	Total expenses (sum of lines (i)-(iii) above): $500

(b)	How were those expenses allocated?

Stone Ridge Asset Management LLC, the Trust’s investment adviser, paid all expenses associated with the liquidation.

(c)	Who paid those expenses? See item 22(b).

(d)	How did the fund pay for unamortized expenses (if any)? Not applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ] Yes    [X] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[ ] Yes     [X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes     [X] No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26. (a)	State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the Merger:

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Stone Ridge Longevity Risk Premium Fixed Income Trust 69M, (ii) he is the Treasurer and Principal Financial Officer of Stone Ridge Longevity Risk Premium Fixed Income Trust 69M, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

STONE RIDGE LONGEVITY RISK PREMIUM FIXED INCOME TRUST 69M

By:	/s/ Anthony Zuco
Anthony Zuco, Treasurer and Principal Financial Officer